NEWS RELEASE

CONTACT:	Gary S. Maier/Crystal Warner Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS SIGNS COOPERATION AGREEMENT AND PURCHASES ASSETS
FROM JAPANESE TOOL MAKER

--Sophisticated Tooling and Measurement Equipment Enhances Its Plastics Operations--

HONG KONG —February 8, 2007 — Highway Holdings Limited (Nasdaq:HIHO) today announced it has signed a cooperation agreement with Kyoei Engineering Co. Ltd. of Japan and that it has purchased a tool making operation, which includes seven state-of-art machines: five CNC tooling machines, one CNC measurement machine, and one electronic injection molding machine. The asset purchase was completed for $300,000 and the issuance of 30,000 common shares of its stock.

The purchased assets are located in a building adjacent to Highway Holdings’ Golden Bright Plastic Manufacturing facility in Ping Hu, China, and had been owned and operated by Kyoei Bright Ltd., a Hong Kong joint venture between Kyoei Engineering and the owners of Golden Bright, prior to it being acquired by Highway Holdings in late 2006. The joint venture had operated under the supervision of Kyoei’s Japanese engineers. Kyoei Engineering was the majority owner of the joint venture and sole financier.

Concurrently with the purchase of the assets, Highway Holdings and Kyoei Engineering entered into a cooperation agreement with Kyoei Engineering Co. Ltd., with Highway Holdings assuming control of the full operation and utilizing the services of the Japanese firm’s China-based technicians. Highway Holdings has agreed to permit Kyoei Engineering to continue to utilize the measurement equipment for up to 50 percent of the available operating time, calculated weekly, during normal business hours, for its own purposes and benefit without any cost or fee, provided that Kyoei Engineering supplies a full-time Japanese engineer to operate the machinery for both Highway Holdings and Kyoei Engineering. Accordingly, Highway Holdings and Kyoei Engineering will share the use of the measurement equipment, with the cost of the Japanese engineer operating the equipment to be assumed by Kyoei Engineering. This arrangement will allow the transfer of previous Kyoei Bright business, which originated through Kyoei Engineering Co. Ltd., to be transitioned to Golden Bright, which now operates the manufacturing facility.

“The relocation of these sophisticated machines and equipment back to Japan would have been prohibitively expensive and troublesome, enabling our company to purchase the assets at a price significantly below replacement value. A recent valuation from a highly regarded appraisal company determined that the fair market value of the seven machines and equipment was approximately $640,000,” said Roland Kohl, president and chief executive officer.

“This acquisition and cooperative agreement greatly enhances our manufacturing capabilities and supports the company’s ongoing efforts to generate increased business through internal growth and strategic acquisitions. It is also consistent with our strategy to attract higher value business by offering state-of-the-art services. Equally important, the transaction will also enable our plastics division to establish a similar high-end customer base, as the company already has in its metal operation,” Kohl added.

About Highway Holdings:

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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